Exhibit 99.1
Jumia Reports Fourth Quarter 2024 Results
Strategic Initiatives Fuel Accelerated Growth in Orders and Active Customers

Cost Discipline and Targeted Marketing Drive Further Operational Efficiency Gains
Lagos, February 20, 2025 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter ended December 31, 2024.
Results highlights for the fourth quarter 2024
•Revenue of $45.7 million, down 23% year-over-year, or down 2% in constant currency.
•GMV of $206.1 million, down 12% year-over-year, or up 13% in constant currency.
•Operating loss of $17.3 million compared to $4.5 million in the fourth quarter of 2023.
•Adjusted EBITDA loss of $13.7 million compared to $0.6 million in the fourth quarter of 2023.
•Loss before Income tax from continuing operations of $17.6 million in the fourth quarter of 2024, up 3% year-over-year, or down 19% in constant currency.
•Liquidity position of $133.9 million, a decrease of $30.6 million in the fourth quarter of 2024, compared to a decrease of $26.8 million in the fourth quarter of 2023.
•Net cash flows used in operating activities of $26.5 million compared to $10.1 million in the fourth quarter of 2023.
Results highlights for the full year 2024
•Revenue of $167.5 million, down 10% year-over-year, or up 17% in constant currency.
•GMV of $720.6 million, down 4% year-over-year, or up 28% in constant currency.
•Operating loss of $66.0 million compared to $73.3 million in 2023, down 10% year-over-year, or down 15% in constant currency.
•Adjusted EBITDA loss of $51.3 million compared to $58.2 million in 2023, down 12% year-over-year, or down 21% in constant currency.
•Loss before Income tax from continuing operations of $97.6 million compared to $98.6 million in 2023, relatively flat year-over-year, or down 8% in constant currency.
•Liquidity position of $133.9 million marking an increase of $13.4 million in 2024, that includes the net proceeds from the August 2024 At-the-Market (ATM) offering, compared to a decrease of $106.9 million in 2023.
•Net cash flows used in operating activities of $57.2 million compared to $73.0 million in 2023.

Business Highlights for the fourth quarter 2024

•Physical goods Orders, excluding South Africa and Tunisia, increased 18% year-over-year, with even greater acceleration in December. The strong growth was driven by robust customer demand, continued product expansion, and compelling value for our offerings. Total physical goods Orders increased 15% year-over-year.
•Successfully executed the Black Friday campaign across all nine countries, featuring key partnerships with brands like L’Oreal and Xiaomi.
•Supply from international sellers experienced strong growth, contributing 31% of items sold during the fourth quarter 2024, a 9.5 percentage point increase compared to the fourth quarter of 2023. Priority categories include electronics and phones.
•Improved customer satisfaction metrics, with Net Promoter Score (NPS) showing year-over-year growth, reflecting enhanced operational efficiency and customer experience.
•Jumia streamlined its operations by exiting its non-strategic markets South Africa and Tunisia.

Company Commentary
“I am proud of what we have accomplished in 2024. We saw robust growth in secondary cities, expanded our supply from international sellers, and further improved marketing efficiency. In the fourth quarter, excluding South Africa and Tunisia, we achieved strong acceleration in our key usage metrics, with Physical Goods Orders and Quarterly Active Customers increasing by 18% and 8% year-over-year, respectively, without an increase in marketing costs. We closed the year on a high note with strong Black Friday sales, underscoring that our strategy is working.
As we look ahead to 2025, I am optimistic about Jumia’s future. The business is stronger and more efficient than it was just two years ago, and I believe we have a good opportunity ahead of us. Our priorities for the year are to build on this momentum by driving top-line growth and improving operational efficiencies. We plan to double down on expansion outside the main urban centers, expand our product assortment with competitive pricing, and strengthen relationships with international sellers. To improve our path to profitability, we will continue to enforce cost discipline and enhance operational and marketing efficiency.
I am confident that we are well-positioned to deliver sustainable growth and achieve profitability.” --CEO, Francis Dufay

SELECTED FINANCIAL INFORMATION

Financial Results for the fourth quarter ended December 31, 2024

	For the three months ended					For the year ended December
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	December 31, 2023	December 31, 2024		December 31, 2024		December 31, 2023	December 31, 2024		December 31, 2024
Revenue	59.4	45.7	(23)%	58.0	(2)%	186.4	167.5	(10)%	219.0	17%
Gross Profit	37.1	23.9	(36)%	30.4	(18)%	107.1	99.5	(7)%	131.8	23%
Fulfillment expense	(11.7)	(12.9)	11%	(15.9)	36%	(43.9)	(41.9)	(4)%	(52.8)	20%
Sales and Advertising expense	(6.2)	(4.8)	(24)%	(6.3)	2%	(21.5)	(17.3)	(19)%	(24.3)	13%
Technology and Content expense	(9.9)	(10.0)	1%	(10.4)	5%	(41.5)	(37.5)	(10)%	(38.8)	(7)%
G&A expense, excluding SBC(1)	(12.3)	(12.9)	5%	(13.3)	9%	(69.2)	(63.4)	(8)%	(72.9)	5%
Adjusted EBITDA(1)	(0.6)	(13.7)	nm	(12.2)	nm	(58.2)	(51.3)	(12)%	(45.9)	(21)%
Operating Income/ (Loss)	(4.5)	(17.3)	nm	(16.2)	nm	(73.3)	(66.0)	(10)%	(62.5)	(15)%
Loss before Income tax from continuing operations(2)	(17.1)	(17.6)	3%	(15.2)	(19)%	(98.6)	(97.6)	(1)%	(81.1)	(8)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax from continuing operations in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $1.5 million in the fourth quarter of 2023 and $(1.3) million in the fourth quarter of 2024. For the year ended December 31, these amounts were $(10.5) million in 2023 and $(13.0) million in 2024, respectively.
Revenue
•Revenue1 of $45.7 million, down 23% year-over-year or down 2% year-over-year on a constant currency basis.
◦Marketplace revenue, comprised of third-party sales, marketing and advertising, and value-added services, was $22.8 million, down 31% year-over-year or 11% year-over-year on a constant currency basis. The decline was primarily driven by the impact of currency devaluations and lower commissions from third-party corporate sales in Egypt. These corporate sales began contributing to Jumia’s revenue in the fourth quarter of 2023.
◦First-party sales revenue was $22.5 million, down 14% year-over-year or up 8% year-over-year on a constant currency basis, driven by lower first-party corporate sales in Egypt, and the impact of foreign exchange.
Gross Profit
•Gross profit was $23.9 million, down 36% year-over-year or down 18% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 12%, compared to 16% in the fourth quarter of 2023, primarily due to lower revenue from higher-margin corporate sales in Egypt.
Expenses
•Fulfillment expense amounted to $12.9 million, up 11% year-over-year or up 36% year-over-year on a constant currency basis. This increase was primarily driven by the growth in orders and increased logistics costs, particularly due to higher transport and delivery costs. The impact was partially offset by currency devaluations, primarily in Nigeria and Egypt.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, was down by 4% year-over-year at $2.24, or up 19% year-over-year on a constant currency basis.
•Sales and Advertising expense totaled $4.8 million, down 24% year-over-year or up 2% on a constant currency basis, driven by relevant offline marketing spend, as we focus on growing orders through supply expansion with minimal incremental marketing spend.
•Technology and Content expense remained relatively flat year-over-year at $10.0 million in the fourth quarter of 2024 as compared to $9.9 million in the fourth quarter of 2023, or up 5% year-over-year on a constant currency basis. This was driven by investments to improve the platform’s quality and integrity and offset by savings from reduced staff costs.
•General and Administrative expense was $14.3 million, up 3% year-over-year or up 6% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation expense, was $12.9 million, up 5% year-over-year or up 9% year-over-year on a constant currency basis.
◦The fourth quarter of 2024 included a tax benefit of $8.4 million, compared to a $9.0 million tax benefit recognized in the fourth quarter of 2023.
◦The staff costs within General and Administrative expense, excluding share-based compensation expense, increased from $9.5 million in the fourth quarter of 2023 to $10.0 million in the fourth quarter of 2024, primarily driven by termination expenses associated with our exits from South Africa and Tunisia.
Loss before Income tax from continuing operations
•Operating loss was $17.3 million in the fourth quarter of 2024 as compared to $4.5 million in the fourth quarter of 2023. This increase reflects the net impact of revenue and expense dynamics described above, primarily driven by lower corporate sales in Egypt.
•Adjusting our operating loss for depreciation and amortization and share-based compensation expense, our Adjusted EBITDA loss increased from $0.6 million in the fourth quarter of 2023 to $13.7 million in the fourth quarter of 2024, in line with the increase in the operating loss.
•Loss before Income tax from continuing operations, which includes items that are not included in Adjusted EBITDA, was $17.6 million in the fourth quarter of 2024 as compared to $17.1 million in the fourth quarter of 2023 up 3% year-over-year. The higher loss was primarily driven by:
◦A $13.2 million negative impact on gross profit primarily due to lower corporate sales in Egypt;
◦A $0.3 million decrease in operating expenses2; and
◦A $12.3 million reduction in net finance costs, as we repatriated less cash in line with lower corporate sales, thereby lowering our financial costs from treasury activities. The operational efficiencies and the reduction in net finance cost partially offset the impact on gross profit compared to the fourth quarter of 2023.
•Loss before Income tax from continuing operations, which excludes the impact of foreign exchange recorded in finance income and finance costs, was $15.2 million, down 19% in constant currency.
Cash Position
•As of December 31, 2024, the Company’s liquidity position was $133.9 million, comprised of $55.4 million in cash and cash equivalents and $78.6 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $30.6 million in the fourth quarter of 2024, compared to a decrease of $26.8 million in the fourth quarter of 2023, and an increase of $71.8 million in the third quarter of 2024, that includes the net proceeds from the August 2024 ATM offering.
•Net cash used in operating activities was $26.5 million in the fourth quarter of 2024, compared to $10.1 million in the fourth quarter of 2023, driven by:
◦Approximately $1.3 million in market exit costs related to South Africa and Tunisia,
◦A negative working capital contribution of $13.5 million, notably impacted by prepayments to suppliers aimed at expanding the supplier base and overall product assortment.
◦In addition, the Company reported $1.8 million in capital expenditures in the fourth quarter of 2024, compared to $0.8 million in the fourth quarter of 2023, due to investments in equipping the warehouses recently opened.
◦The Company also incurred payments of $2.1 million in equity transaction costs associated with the August ATM offering.
1In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.4 million in the fourth quarter of 2023 and $0.4 million in the fourth quarter of 2024. For the year ended December 31, 2024, other revenue was $1.6 million compared to $2.2 million for the year ended December 31, 2023.
2 Operating expenses variance consists of the variance in Fulfillment expense $(1.2) million, Sales and advertising expense $1.5 million, Technology and content expense $(0.1) million, General and administrative expense $(0.4) million, Other operating income $0.7 million and Other operating expense $(0.2) million.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended					For the year ended December
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	December 31, 2023	December 31, 2024		December 31, 2024		December 31, 2023	December 31, 2024		December 31, 2024
Annual Active Customers (million)	n.a.	n.a.	n.a.	n.a.	n.a.	5.7	5.4	(5)%	n.a.	n.a.
Quarterly Active Customers (million)	2.3	2.4	4%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	2.2	2.4	8%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	6.6	7.4	11%	n.a.	n.a.	21.3	22.7	6%	n.a.	n.a.
Orders (million) adjusted for perimeter effects(1)	6.5	7.3	14%	n.a.	n.a.	20.6	22.3	8%	n.a.	n.a.
GMV (USD million)	233.3	206.1	(12)%	263.6	13%	749.8	720.6	(4)%	957.3	28%
GMV (USD million) adjusted for perimeter effects(1)	224.9	204.5	(9)%	262.1	17%	716.0	703.7	(2)%	939.7	31%
TPV (USD million)	59.3	59.2	—%	74.2	25%	192.2	195.4	2%	284.7	48%
JumiaPay Transactions (million)	3.0	3.3	11%	n.a.	n.a.	8.4	10.1	20%	n.a.	n.a.
_________________________
(1) Adjustments for perimeter effects relate to the exit from Tunisia and South Africa
•GMV declined by 12% year-over-year to $206.1 million and Orders increased by 11% year-over-year to $7.4 million. The decline in GMV was driven by the decrease in corporate sales in Egypt and by currency devaluations. The growth in Orders was driven by continued efforts to enhance and diversify Jumia’s product assortment as part of the increased focus on the customer value proposition, with Orders outside the main urban center, from upcountry regions, representing 56% of total Orders in the fourth quarter of 2024, compared to 49% in the fourth quarter of 2023.
◦Consistent with the GMV evolution, the average order value for physical goods Orders decreased in the fourth quarter of 2024 compared to the fourth quarter of 2023.
◦Jumia continues to take a disciplined and selective approach to marketing spend focused on targeting more efficient marketing channels, such as search engine optimization (“SEO”), customer relationship management (“CRM”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce network.
◦As a result of these efforts, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 375 basis point year-over-year improvement in repurchase rates with reference to the third quarter of 2024.
▪Jumia’s cohort analysis indicates that 40% of new customers, who placed an order for a product or a service on the platform in the third quarter of 2024, completed a second purchase within 90 days. This repurchase rate compares favorably to 37% of new customers from the third quarter of 2023, who reordered within 90 days.
•JumiaPay Transactions reached 3.3 million, an increase of 11% year-over-year mainly driven by increased penetration of JumiaPay on delivery in the fourth quarter of 2024.
◦Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders have positioned JumiaPay as an enabler of the Company’s e-commerce platform.
•TPV remained stable at $59.2 million in the fourth quarter of 2024 compared to $59.3 million in the fourth quarter of 2023, heavily impacted by currency devaluations. TPV as a percentage of GMV increased to 29% in the fourth quarter of 2024 compared to 25% in the fourth quarter of 2023.

GUIDANCE
Jumia remains committed to driving healthy growth, enhancing operational efficiency, and positioning the company for profitability.
We are currently observing favorable trends in the first quarter, giving us confidence in establishing our full-year 2025 guidance as follows:
•We anticipate physical goods Orders to grow between 15% and 20% year-over-year.
•GMV is projected to be between $795 million and $830 million in 2025, a year-over-year increase of 10% and 15%, respectively, excluding foreign exchange impacts.
•We forecast Loss before Income Tax to be in the range of negative $65 million to negative $70 million, a year-over-year decrease of 33% and 28%, respectively.
The above forward-looking statements reflect Jumia’s expectations as of February 20, 2025, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its fourth quarter 2024 results at 8:30 AM ET on February 20, 2025.

Interested parties can access the conference at:
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 434300

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Thursday, March 6, 2025 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 51933.

(UNAUDITED)
Consolidated statement of comprehensive income as of December 31, 2023 and 2024

	For the three months ended		For the year ended December
In thousands of USD	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Revenue	59,406	45,687	186,402	167,486
Cost of revenue	(22,341)	(21,802)	(79,298)	(67,958)
Gross profit	37,065	23,885	107,104	99,528
Fulfillment expense	(11,699)	(12,935)	(43,884)	(41,920)
Sales and advertising expense	(6,235)	(4,759)	(21,458)	(17,288)
Technology and content expense	(9,920)	(10,016)	(41,528)	(37,515)
General and administrative expense	(13,942)	(14,328)	(74,425)	(69,926)
Other operating income	496	1,237	1,203	2,413
Other operating expense	(233)	(413)	(320)	(1,297)
Operating loss	(4,468)	(17,329)	(73,308)	(66,005)
Finance income	(1,594)	2,656	6,189	7,319
Finance costs	(11,060)	(2,973)	(31,481)	(38,873)
Loss before Income tax from continuing operations	(17,122)	(17,646)	(98,600)	(97,559)
Income tax benefit / (expense)	572	(1,890)	(661)	(1,546)
Loss for the period from continuing operations	(16,550)	(19,536)	(99,261)	(99,105)
Loss for the period from discontinued operations	(1,092)	—	(4,917)	—
Loss for the period	(17,642)	(19,536)	(104,178)	(99,105)
Attributable to:
Equity holders of the Company	(17,646)	(19,533)	(104,155)	(99,086)
from continuing operations	(16,554)	(19,533)	(99,238)	(99,086)
from discontinued operations	(1,092)	—	(4,917)	—
Non-controlling interests	4	(3)	(23)	(19)
from continuing operations	4	(3)	(23)	(19)
Loss for the period	(17,642)	(19,536)	(104,178)	(99,105)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	17,974	2,147	218,516	219,671
Other comprehensive loss on net investment in foreign operations	(21,598)	(91)	(228,976)	(207,468)
Other comprehensive income on financial assets at fair value through OCI	1,265	158	3,793	3,737
Other comprehensive income / (loss)	(2,359)	2,214	(6,667)	15,940
Total comprehensive loss for the period	(20,001)	(17,322)	(110,845)	(83,165)
Attributable to:
Equity holders of the Company	(19,988)	(17,344)	(110,803)	(83,170)
Non-controlling interests	(13)	22	(42)	5
Total comprehensive loss for the period	(20,001)	(17,322)	(110,845)	(83,165)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2023 and December 31, 2024

	As of
In thousands of USD	December 31, 2023	December 31, 2024
Assets
Non-current assets
Property and equipment	14,361	17,196
Deferred tax assets	531	323
Other taxes receivables	4,721	3,814
Other non-current assets	1,289	1,408
Total Non-current assets	20,902	22,741
Current assets
Inventories	9,699	6,432
Trade and other receivables	23,157	15,783
Income tax receivables	2,000	3,041
Other taxes receivable	4,143	4,227
Prepaid expenses	9,470	5,903
Term deposits and other financial assets	85,088	78,585
Cash and cash equivalents	35,483	55,360
Total Current assets	169,040	169,331
Total Assets	189,942	192,072
Equity and Liabilities
Equity
Share capital	236,800	283,093
Share premium	1,736,469	1,792,181
Other reserves	160,729	180,442
Accumulated losses	(2,064,763)	(2,168,924)
Equity attributable to the equity holders of the Company	69,235	86,792
Non-controlling interests	(511)	(506)
Total Equity	68,724	86,286
Liabilities
Non-current liabilities
Non-current borrowings	2,357	7,260
Trade and other payables	125	6
Deferred tax liabilities	204	540
Other taxes payable	474	1,626
Provisions for liabilities and other charges	514	638
Total Non-current liabilities	3,674	10,070
Current liabilities
Current borrowings	3,718	3,938
Trade and other payables	55,425	44,301
Income tax payables	13,427	13,510
Other taxes payable	23,452	13,994
Provisions for liabilities and other charges	18,420	12,893
Deferred income	3,102	7,080
Total Current liabilities	117,544	95,716
Total Liabilities	121,218	105,786
Total Equity and Liabilities	189,942	192,072

(UNAUDITED)
Consolidated statement of cash flows as of December 31, 2023 and 2024

	For the three months ended		For the year ended December
In thousands of USD	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Loss before Income tax from continuing operations	(17,122)	(17,646)	(98,600)	(97,559)
Loss before Income tax from discontinued operations	(1,092)	—	(4,917)	—
Loss before Income tax	(18,214)	(17,646)	(103,517)	(97,559)
Depreciation and amortization of tangible and intangible assets	2,160	2,311	9,841	8,265
Impairment losses on loans, receivables and other assets	23	609	1,054	715
Impairment losses/(reversals) on obsolete inventories	(56)	(181)	215	197
Share-based compensation expense	1,683	1,418	5,276	6,541
Net (gain)/loss from disposal of tangible and intangible assets	203	124	173	854
Change in provision for other liabilities and charges	(7,784)	(105)	(17,089)	(3,125)
Lease modification (income)/expense	68	(26)	95	(94)
Interest (income)/expense	357	(788)	(2,353)	(569)
Discounting effect (income)/expense	6	(108)	(73)	(289)
Net foreign exchange (gain)/loss	2,895	1,348	10,942	13,359
Net loss on financial instruments at fair value through profit or loss	12,917	—	13,364	16,163
Impairment reversals on financial assets at fair value through OCI	—	—	—	(17)
Net loss recognized on disposal of debt instruments held at FVOCI	976	—	3,908	3,427
Share-based compensation expense - settlement	(30)	(10)	(291)	(178)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(893)	(2,340)	8,159	3,242
(Increase)/Decrease in inventories	(3,577)	882	(236)	834
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	331	(10,602)	699	(5,594)
Income taxes (paid)/received	(1,127)	(1,415)	(3,143)	(3,375)
Net cash flows used in operating activities	(10,062)	(26,529)	(72,976)	(57,203)
Cash flows from investing activities
Purchase of property and equipment	(776)	(1,829)	(2,253)	(3,678)
Proceeds from sale of property and equipment	28	217	112	332
Interest or other charges received	1,343	1,277	4,826	1,934
Movement in other non-current assets	105	(154)	471	(269)
Movement in term deposits and other financial assets	(3,991)	(63)	59,377	(8,721)
Net cash flows (used in) / from investing activities	(3,291)	(552)	62,533	(10,402)
Cash flows from financing activities
Interest settled - financing	(1,080)	26	(1,083)	—
Payment of lease interest	(201)	(516)	(1,105)	(1,025)
Repayment of lease liabilities	(951)	(972)	(5,185)	(4,098)
Equity transaction costs	(19)	(2,109)	(40)	(5,055)
Capital contributions	—	—	—	99,642
Net cash flows (used in) / from financing activities	(2,251)	(3,571)	(7,413)	89,464
Net (decrease)/increase in cash and cash equivalents	(15,604)	(30,652)	(17,856)	21,859
Effect of exchange rate changes on cash and cash equivalents	(3,198)	186	(18,241)	(1,982)
Cash and cash equivalents at the beginning of the period	54,285	85,826	71,579	35,483
Cash and cash equivalents at the end of the period	35,483	55,360	35,483	55,360

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the year ended December
(USD million)	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Loss for the period from continuing operations	(16.6)	(19.5)	(99.3)	(99.1)
Income tax benefit / (expense)	(0.6)	1.9	0.7	1.5
Net Finance costs / (income)	12.7	0.3	25.3	31.6
Depreciation and amortization	2.1	2.2	9.8	8.2
Share-based compensation expense	1.7	1.4	5.3	6.5
Adjusted EBITDA	(0.6)	(13.7)	(58.2)	(51.3)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the year ended December
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	December 31, 2023	December 31, 2024		December 31, 2024		December 31, 2023	December 31, 2024		December 31, 2024
Revenue	59.4	45.7	(23)%	58.0	(2)%	186.4	167.5	(10)%	219.0	17%
Marketplace revenue	32.9	22.8	(31)%	29.3	(11)%	97.8	89.4	(9)%	118.8	21%
Third-party sales	28.4	20.0	(30)%	25.8	(9)%	81.6	78.8	(3)%	105.1	29%
Value-added services	0.7	0.8	14%	0.9	27%	3.9	2.9	(25)%	3.6	(6)%
Marketing and advertising	3.7	2.1	(45)%	2.7	(28)%	12.4	7.7	(38)%	10.0	(19)%
First-party sales	26.1	22.5	(14)%	28.2	8%	86.4	76.5	(11)%	98.3	14%
Other revenue	0.4	0.4	(14)%	0.4	8%	2.2	1.6	(26)%	2.0	(9)%
Gross Profit	37.1	23.9	(36)%	30.4	(18)%	107.1	99.5	(7)%	131.8	23%
Fulfillment expense	(11.7)	(12.9)	11%	(15.9)	36%	(43.9)	(41.9)	(4)%	(52.8)	20%
Sales and Advertising expense	(6.2)	(4.8)	(24)%	(6.3)	2%	(21.5)	(17.3)	(19)%	(24.3)	13%
Technology and Content expense	(9.9)	(10.0)	1%	(10.4)	5%	(41.5)	(37.5)	(10)%	(38.8)	(7)%
G&A expense, excluding SBC	(12.3)	(12.9)	5%	(13.3)	9%	(69.2)	(63.4)	(8)%	(72.9)	5%
Adjusted EBITDA	(0.6)	(13.7)	nm	(12.2)	nm	(58.2)	(51.3)	(12)%	(45.9)	(21)%
Operating Income/ (Loss)	(4.5)	(17.3)	nm	(16.2)	nm	(73.3)	(66.0)	(10)%	(62.5)	(15)%
Loss before Income tax from continuing operations(1)	(17.1)	(17.6)	3%	(15.2)	(19)%	(98.6)	(97.6)	(1)%	(81.1)	(8)%

GMV	233.3	206.1	(12)%	263.6	13%	749.8	720.6	(4)%	957.3	28%
TPV	59.3	59.2	—%	74.2	25%	192.2	195.4	2%	284.7	48%
TPV as % of GMV	25%	29%		28%		26%	27%		30%
_________________________
(1) Loss before Income tax from continuing operations in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $1.5 million for the fourth quarter of 2023 and $(1.3) million for the fourth quarter of 2024. For the year ended December 31, these amounts were $(10.5) million in 2023 and $(13.0) million in 2024, respectively.